The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

August 15, 2008

Blair F. Petrillo
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Michael Lambert, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 20, 2008
File No. 333-146517

Dear Mr. Petrillo:

In response to your letter dated July 10, 2008, Michael Lambert, Inc. (the “Company,” “we,” and “us”) has the following responses.  Additionally, we have attached three redlined copies of the Amended Registration Statement to help facilitate your review.
General

1.  We note that the company has chosen to continue to rely on the S-B form requirements in accordance with the guidance set forth in SEC Release No. 33-8876 (December 19, 2007). Please be advised that if the registration statement has not been declared effective by August 4, 2008, the company will need to revise the registration statement to comply with the smaller reporting company requirements in Regulation S-K and Regulation S-X.

RESPONSE:

The Company has revised the Registration Statement to comply with the smaller company reporting requirements in Regulation S-K and Regulation S-X.

Prospectus Summary, page 5

2.  We note your disclosure that 35,500 shares of common stock were purchased by the selling stockholders for $0.50 per share; however, the company discloses that the proceeds from such sales were $18,750.  We calculate the proceeds (35,500 x 0.50) to be $17,750. Please revise or advise.

RESPONSE:

The Company’s last filing had a typographical error.  The correct disclosure is that 37,500 shares of common stock were purchased for a total of $18,750 and the correction has been made in the amended filing.

Description of Business, page 19 History, page 19

3.  Please disclose in the second paragraph under this sub-heading, the company's relationship with www.watchnbuy.com.

RESPONSE:

The Company has added the information you requested.

4.  We note the disclosure on page 21 that Ms. Terrazas, Ms. Buchanan and Ms. Sosa  received warrants in connection for their services to the company. Please clarify if the warrants are the same securities and have the same terms as the options that have been granted to other parties for services rendered to the company. In addition, we note that the company's financial statements refer to warrants and do not refer to options. Please either use consistent terminology or clarify that the warrants and the options are the same securities. Please also disclose if Ms. Terrazas, Ms. Buchanan and Ms. Sosa are employed by KBK.

RESPONSE:

It was incorrectly reported previously that Ms. Sosa received options in the Company whereas she only received stock, and the disclosure has been corrected.  Additionally, all of the warrants and options have the same terms and the disclosure throughout the Registration Statement has been clarified to make clear that references to the terms options and warrants refer to the same securities.  Additionally, Ms. Terrazas and Ms. Buchanan’s relationship with KBK has been disclosed.

5.  We note your response to prior comment 17 from our letter dated November 1, 2007 relating to the article that appears on the company's website. Please provide us with additional analysis as to how the article is not being redistributed each time someone reads the article on the company's website.

RESPONSE:

The Company has removed the article from its website.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Plan of Operations for the Next Twelve Months, page 25

6.  We note that in several instances the company has described future intentions and plans with respect to the marketing and distribution of the handbags and other items of the company. Please include in an appropriate place how the company intends to fund such operations, and if such funds are not available, how the company would adjust its operating plan.

RESPONSE:

The Company has added disclosure that assuming the Registration Statement is declared effective, it plans to raise additional capital in the future through the sale of debt and/or equity securities.

Liquidity and Capital Resources, page 27

7.  We note the disclosure on page 28 that the company anticipates needing $50,000 in order to fund operations for the next 12 months not including $55,422 needed to pay off the company's current liabilities. Please disclose the expected sources for these funds.

RESPONSE:

The Company has disclosed that it anticipates its founders and shareholders will continue to support its operations and loan it additional funds on an as needed basis until such time as it can support its operations with revenues from its products, if ever.

Selling Stockholders, page 38

8.  Please disclose any material relationships each selling stockholder has or has had with the company.

RESPONSE:

The Company has disclosed that no selling stockholder had or has any material relationship with the Company, but that as described in the table of selling stockholders, that several selling stockholders received shares in consideration for services rendered.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, -page F-5

Stock Compensation, page F-5

9.  Please tell us and expand your disclosure to clarify the measurement date used to measure the equity instruments issued to non-employees and how you determined the fair value of the equity instruments. It is not clear if there is a commitment for performance or if goods and services have been provided on the date the director approves the issuance. Further you disclose the value of the shares is equal to the quoted market price of the stock although you also currently disclose you do not have a public market for your common stock.

RESPONSE:

In accordance with EITF 96-18, the Company, measures the value of the award on the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment"); or the date at which the counterparty's performance is complete.  None of the transactions the Company has entered into have performance commitments as defined by EITF 96-18.  All have been fully vested at issuance and nonforeitable and therefore all have been measured at the date the contract was entered into even though the services have not been performed as is referred to in footnote 5 of EITF 96-18.  The Company has expanded the accounting policy in this section to clarify its policy for measurement.  The awards have been expensed immediately due the recipient having full rights to such awards at grant/issuance with no service or performance commitment requirements to earn the awards.

The method for valuing shares has been updated to address periods where no quoted market price exists.

The Company has updated its accounting policy for both items noted above.

10.  Please refer to prior comment 53 in our letter dated November 1, 2007, On page 30, 400,000 shares of common stock are disclosed as being issued in the year ended November 30, 2006 in consideration for services provided by Mr. Birmingham and Mr. Loev. Further, page 48 discloses another 100,000 shares issued in September 2006 to a consultant for services rendered in addition to the 400,000 shares issued. Please tell how these issuances relate to the 125,000 reported on the face of the Statement of Changes in Shareholders' Deficit on page F-3 and in Note 10 – Restatement Note 7 - Stock Warrants, page F-7.

RESPONSE:

The Company has changed the statement of stockholders deficit to show the issuances separate from the cancellations.  Further, the Company has changed footnote 6 to add disclosure of the fiscal 2006 transactions and ensured that disclosure throughout the document relating to these transactions are consistent. The Company has also determined its accounting for the cancellations was in error and has corrected this error.  See notes 6 and 10.

11.  Please refer to prior comments 54 and 59 in our letter dated November 1, 2007.  We note your response that the warrants vested immediately and were expensed in 2005 in accordance with FAS 123R.  Please revise to provide the minimum disclosure required by FAS 123R including the service period as previously requested as well as the terms and conditions of the warrants. Further, please explain to us and revise to disclose how you determined the amount of the previously recognized expense to reverse and the basis for your accounting for the cancellation.

RESPONSE:

The warrants had no stated service period.  The awards were fully vested and nonforfeitable at the date of grant.  The Company measured and expensed the fair value of the awards on the date of grant.  Note 7 has been updated to disclose this.  All other terms and conditions have been disclosed in Note 7.

Reversal of expense was an error on the Company’s part.  The cancellations should have been accounted for as a repurchase of the warrants for no consideration as is noted in paragraph 57 of FAS 123R.  In 2007, the Company approached some of the warrant holders about the level of service provided for their individual awards and the Company’s dissatisfaction with the service.  The warrant holder and the Company mutually agreed that some portion of each warrant holder’s original grant should be canceled based on incomplete or substandard service.  Note 7 has been expanded for the above as has Note 10 to restate the improper reversal of expense.

12.  In the interim period ended May 31, 2007 you previously reported 510,000 warrants issued had been cancelled. Please explain what occurred between the previous agreement and November 30, 2007 such that only 435,000 warrants are now reported as being cancelled and explain how you accounted for that change.

RESPONSE:

The disclosure of the 510,000 warrants issued was a clerical error.  The cancelled amount has always been 435,000.  See notes 7 and 10 for the correct disclosure.

13.  We note on page 47 to 48 under Recent Sales of Unregistered Securities that 310,000 warrants were cancelled and 150,000 shares of common stock were cancelled. Please reconcile the disclosure on page 47 to 48 with the disclosure on page F-7 that discloses 435,000 warrants cancelled.

RESPONSE:

The Company has amended the disclosure in all places throughout the document to ensure consistency in disclosure of the transactions described above.

14.  Please explain how you accounted for the cancellation of previously issued common stock and where you have reflected the cancellations in the financial statements. In this regard, we note 225,000 shares in fiscal 2006 and 150,000 shares in fiscal 2007 of common stock issued to consultants for services are noted as being cancelled due to the failure to complete services contemplated by the original issuance of the shares.

RESPONSE:

The awards were fully vested and nonforfeitable at the date of issuance.  The Company measured and expensed the fair value of the awards on the date of issuance.  Note 6 has been updated to disclose this.

The Company originally accounted for the cancellations by reversing out the original expense related to the awards.  Reversal of expense was an error on the Company’s part.  The cancellations should have been accounted for as a repurchase of the shares for no consideration as is noted in paragraph 57 of FAS 123R.  In 2006, the Company approached some of the recipients about the level of service provided for their individual awards and the Company’s dissatisfaction with the service.  The shareholders and the Company mutually agreed that some portion of each original issuance should be cancelled based on incomplete or substandard service.  Note 6 has been expanded for the above as has Note 10 to restate the improper reversal of expense.

Interim Financial Statements

15.  We note accounts receivable from related parties is substantially the same amount at February 29, 2008 as reported at November 30, 2007. Please advise us of the amounts collected subsequent to February 29, 2008 and disclose your policy regarding the valuation of accounts receivable.

RESPONSE:

As of May 31, 2008 and the date of this letter, the accounts receivable from related parties is still uncollected.  The Company added a policy to footnote 1 of the November 30, 2007 financials for accounts receivable.

Yours truly,

/s/ John S. Gillies
John S. Gillies
Associate